

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 17, 2009

Mr. Alexander H. Good
President and Chief Executive Officer
SkyTerra Communications, Inc.
10802 Parkridge Boulevard
Reston, VA 20191

> **RE: SkyTerra Communications, Inc.**
> **File No. 000-13865**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
>
> **Form 10-K/A for the year ended December 31, 2008**
> **Filed April 30, 2009**
>
> **Form 10-K/A for the year ended December 31, 2008**
> **Filed May 11, 2009**

Dear Mr. Good:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1.   We note that you filed a Form 10-K/A on April 30, 2009, to provide the Part III information to your fiscal year 2008 Form 10-K; however, you failed to include

certifications as exhibits to your amended Form 10-K. On May 11, 2009, you filed another Form 10-K/A with Part III information and explained that the purpose of that amendment "is to provide certain technical amendments to Item 13 to the amended Form 10-K-A filed … on April 30, 2009." The May 11, 2009 amendment to your Form 10-K included the required certifications. Please note that we consider your fiscal year 2008 Form 10-K to be untimely because it did not include all the required information, including certifications, within the required time period. The untimely filing of your fiscal year 2008 Form 10-K affects your Form S-3 eligibility. If you disagree with our conclusion, please provide us with your legal analysis and tell us why you did not file certifications with your April 30, 2009 amended Form 10-K. Also tell us the purpose of the amended Form 10-K filed May 11, 2009, as we are unable to locate any changes to Item 13.

Item 1. Business, page 4

2.   We note your disclosure in the Notes to the Financial Statements on page F-13 discussing the Company's significant customers, as measured by percentage of total revenues. We note sales to two customers represented more than 10% of your consolidated revenues in fiscal years 2008 and 2006. In future filings, please identify customers whose sales generate close to or over 10% of the company's revenues, and include risk factor disclosure, as appropriate. Refer to Item 101(c)(vii) of Regulation S-K. In addition, please file your material contract(s) with these customers or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

Form 10-K/A for the year ended December 31, 2008

Elements of Our Compensation Plan and How They Relate to Our Objectives, page 6

3.   We note that annual cash bonus awards are tied to the achievement of specified pre-established company objectives and operational milestones. In addition, we note that some option grants to named executive officers only vest upon the achievement of specified individual performance objectives. In future filings, please disclose, for each named executive officer, the performance goals and the weight given to the achievement of the performance goals. Also disclose the performance targets and threshold levels for the goals. See Regulation S-K Item 402(b)(v), (vi) and (vii). If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information

that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

4.   We note your disclosure that annual executive officer compensation consists of a base salary component and a discretionary annual bonus. We also note the disclosure that bonuses were awarded to the named executive officers based on the respective officers' roles in helping the Company achieve or exceed certain pre-established objectives and milestones. Please clarify this disclosure in future filings. For example, discuss whether discretion was exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of an award. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). Please refer to Regulation S-K Item 402(b)(2)(vi).

How the Company Chose Amounts for Each Element, page 8

5.   We note your disclosure on pages 8 and 23, related to the Compensation Committee's review of the compensation practices of similar companies in your industry in determining competitive levels of overall executive and director compensation. It appears that the Compensation Committee uses the compensation data from the comparable companies for benchmarking purposes. If so, you must identify the companies used. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies.

Summary Compensation Table, page 10

6.   It appears that amounts that you have characterized as bonus awards to your executive officers are based on satisfaction of performance targets that were pre-established and communicated to your executives. Therefore, in future filings, it appears that you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director